Exhibit 21.1

LEAD REAL ESTATE CO., LTD

Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation

Lead Real Estate HK Co. Limited	Hong Kong

Lead Real Estate Global Co., Ltd.	Texas

Real Vision Co., Ltd.	Japan

Sojiya Japan Co., Ltd.	Japan

Variable Interest Entities	Place of Incorporation

JP Shuhan Co., Ltd.	Japan

Lead Real Estate Cayman Limited	Cayman Islands